Form C

Cover Page

Name of issuer:

Tribevest Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 8/5/2016

Physical address of issuer:

1275 Kinnear Rd
#236
Columbus OH 43212

Website of issuer:

https://www.tribevest.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

34,282

Price:

$1.45850

Method for determining price:

Dividing pre-money valuation $20,000,000.00 by number of shares (including converting SAFEs and convertible notes) outstanding on fully diluted basis.

Target offering amount:

$50,000.30

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,000,000.11

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

9

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,916,016.00	$209,952.00
Cash & Cash Equivalents:	$1,853,199.00	$174,952.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$1,698,814.00	$451,111.00
Long-term Debt:	$57,027.00	$970,546.00
Revenues/Sales:	$175,599.00	$3,501.00
Cost of Goods Sold:	$87,379.00	$1,565.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,057,821.00)	($436,309.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Tribevest Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Travis Smith	CEO	Tribevest Inc.	2016
Zachary Bowers	CTO	Tribevest Inc.	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Travis Smith	CEO and President	2016
Zachary Bowers	CTO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Travis Smith	5000000.0 Class A Common Stock	78.98

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an

appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
>
> The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties,complications and delays usually encountered by early stage companies.
> The Company may not be successful in attaining theobjectives necessary for it to overcome these risks and uncertainties
>
> Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
>
> With shelter-in-place orders and non-essential business closings potentially happening throughout 2022 and into the future dueto COVID-19, the Company's revenue may be adversely affected.
>
> The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
>
> In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.
>
> We may implement new lines of business or offer new products and services within existing lines of business.
>
> As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed.
> In developing and marketingnew lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price andprofitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or besubject to cost increases. As a result, our business, financia or results of operations may be adversely affected.
>
> We rely on various intellectual property rights, including trademarks, in order to operate our business.
>
> The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights mayn circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that
> convey competitive advantage, adequately protect our intellectual property or detect or prevent circumventionor unauthorized use

convey competitive advantage, adequately protect our intellectual property or detect or prevent circumventionor unauthorized use of such property, could adversely impact our competitive position and results of operations.

We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our tradesecre rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using ourproprietary information.

We have no patent protections for our platform.

Currently, we have no patent protections to protect or enforce our platform. Moreover, third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and otherinterested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress orcorrection.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify becausethey are not included in the signature set of commercially available antivirus scanning program: Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed bygovernmental regulation are increasingly demanding. Our systems may not be able to satisfy thes or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systemscould result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially.

Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. Further, we have no current intention to sell any personally identifying information to third parties, including for such purposes as target advertising. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriateconfidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field ofcryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The nature of our business may subject us to regulation as an investment company pursuant to the Investment Company Act of 1940.

We believe that we fall within one or more exceptions to registration requirements provided by the Investment Company Act of 1940. However, if for any reason we fail to meet the requirements of such exemptions, we will be required to register as an investment company, which could materially and adversely affect our proposed plan of business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures ofpublic companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial andcould have a material adverse effect on the Company's results of operations.

Our business may be harmed by changes in business, economic, or political conditions that impact global financial markets, or by a systemic market event.

As we are a financial technology ("Fintech") company, our business, results of operations, and reputation are directly affected byelements beyond our control, such as economic and political conditions including unemployment rates, inflation and tax rates, financial market volatility (such as we experienced during the COVID-19 pandemic), significant increases in the volatility or trading volume of particular securities or cryptocurrencies, broad trends in business and finance, changes in volume of securities or cryptocurrencies trading generally, changes in the markets in which such transactions occur, and changes in how such transactions are processed. These elements can arise suddenly and the full impact of such conditions could remainuncertain indefinitely. A prolonged market weakness, such as a slowdown causing re in general economic and political conditions could also cause individuals to be reluctant to make their own investment decisions and thus decrease the demand for our products and servicesand could also result in our customers reduc to be less proactive in seeking ways to improve the returns on their trading or investment decisions and, thus, decrease the demand for our products and services. Any of these changes could cause ourfuture performance to be uncertain or unpredictable, and could have an adverse effect on our business results.

Our business may become subject to extensive, complex and changing laws and regulations, and related regulatory proceedings and investigations. Although we do not believe we are currently subject to such laws and regulations, the application of or changes in these laws and regulations, or our failure to comply with them, could harm our business.

The investments and securities industries are subject to extensive regulation by federal, state and non-U.S. regulators and self-regulatory organizations ("SROs"), and broker-dealers and financial services companies are subject to laws and regulations covering all aspects of the investments and securities industries. The introduction of new products or services, expansion of our business into new jurisdictions, acquisitions of other businesses that operate in regulated spaces, or other actions that we may take might subject us to additional laws, regulations, or other government or regulatory scrutiny. Although we do not believe our business

model subjects us to such regulatory oversight, such regulations could impair or restrict our business activities. Federal, state and non-U.S. regulators and SROs, including the SEC and FINRA, can among other things investigate, censure or fine regulated entities, or otherwise restrict operations, require changes to business practices, products or services, or limit a company's ability to execute its business plan. Similarly, state attorneys general and other state regulators can bring legal actions on behalf of the citizens of their states to assure compliance with state securities laws. In addition, criminal authorities such as state attorneys general or the U.S. Department of Justice could institute civil or criminal proceedings against a company for violating applicable laws, rules, or regulations. Despite our efforts to comply with applicable legal requirements, we must adapt to frequent changes in laws and regulations, and will likely face complexity in interpreting and applying evolving laws and regulations to our business and the risk of penalties for violations of applicable laws and regulations. We might be adversely affected by new laws or regulations, changes in the interpretation of existing laws or regulations, or more rigorous enforcement.

We operate in highly competitive markets, and many of our competitors have greater resources than we do and may have products and services that are more appealing than ours to our current or potential customers.

The markets in which we compete are evolving and highly competitive, with multiple participants competing for
the samecustomers. Our current and potential future competition principally comes from incumbent brokerages, established financ
backed financial technology firms, banks, cryptocurrency exchanges, asset management firms,financial institutions, and technology
longer operating histories and greater capital resources than we have and offer a wider range of products and services. Some of our competitors, particularly new and emerging technology companies, are not subject to the
same regulatory requirements or scrutiny to which we are subject, whichcould allow them to innovate more quickly or take more
risks, placing us at a competitive disadvantage. The impact of competitors with superior name recognition, greater market acceptance, larger customer bases, or stronger capital positions could adversely affect our results
of operations and customer acquisition and retention. Our competitors might also be able torespond more quickly to new or chang
that may benefit from more diversified product and customer bases.

Our ability to compete successfully in the financial services and cryptocurrency markets depends on a number of factors,including, among other things:

- maintaining competitive pricing;
- providing easy-to-use, innovative, and attractive products and services that are adopted by customers;
- retaining customers (such as by providing effective customer support and avoiding outages, security breaches,and trading restrictions);
- recruiting and retaining highly skilled personnel and senior management;
- maintaining and improving our reputation and the market perception of our brand and overall value;

maintaining our relationships with our counterparties; and

- adjusting to a dynamic regulatory environment.

Our competitive position within our markets could be adversely affected if we are unable to adequately address these factors.

If we fail to provide and monetize new and innovative products and services that are adopted by customers, our business may become less competitive and our revenue might decline.

Our ability to attract, engage, and retain our customers and to increase our revenue depends heavily on our ability to evolve our existing products and services and to create and monetize new products and services that are adopted
by customers. Rapidand significant technological changes continue to confront the financial services industry, including developme
products and services, including using technologies with which we have little or no prior development or operating experience. Our efforts might be inhibited by industry-wide standards, legal restrictions, incompatible customer expectations, demands, and preferences, or third-party intellectual property rights. Our efforts to innovate might also be delayed or blocked by new or enhanced regulatory scrutiny or technical complications. Incorporating new technologies into our products and services might require substantial expenditures and take considerable
time, and we might not be successful in realizing a return on these development efforts in a timely manneror at all. It might be difficult to monetize products in a manner consistent with our brand's focus on low prices. If we fail to innovate and deliver products and services with market fit and differentiation, or fail to do so quickly enough as compared
to ourcompetitors, we might fail to attract and retain customers and maintain customer engagement, causing our revenue to declin

The Company may face the potential for lawsuits or other legal proceedings.

From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party to any legal proceedings, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a

material effect on our business, financial condition or results of operation if determined adversely to us.

Our products and services rely on software and systems that are highly technical and have been, and may in thefuture be, subject to interruption and instability due to software errors, design defects, and other operational andtechnological failures, whether internal or external.

We rely on technology, including the internet and mobile services, to conduct much of our business activity and allow our customers to conduct financial transactions on our platform. Our systems and operations, as well as those of the third parties on which we rely to conduct certain key functions, are vulnerable to disruptions from natural disasters, power and service outages,interruptions or losses, computer and telecommunications failures, software bugs, cybersecur engineering, ransomware, security breaches, credential stuffing, technological failure, human error, terrorism, improper operation, unauthorized entry, data loss,intentional bad actions, and other similar events.

Our products and internal systems also rely on software that is highly technical and complex (including software developed or maintained internally and/or by third parties) in order to collect, store, retrieve, transmit, manage and otherwise processimmense amounts of data. The software on which we rely may contain errors, bugs, vulnerabilities, design de or technicallimitations that may compromise our ability to meet our objectives.

While we have made, and continue to make, significant investments designed to correct software errors and design defects and to enhance the reliability and scalability of our platform and operations, the risk of software and system failures and design defects is always present, we do not have fully redundant systems, and we might fail to maintain, expand, and upgrade our systems and infrastructure to meet future requirements and mitigate future risks on a timely basis. It may become increasingly difficult to maintain and improve the availability of our platform, especially as our platform and product offerings become morecomplex and our customer base grows. Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, or other changes may occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to our platform. If we are unable to identify, troubleshoot, and resolve any such issues successfully, we might nolonger be able to support such cryptocurrency, our customers' assets may be frozen or lost, and our platform and technicalinfrastructure may be affected.

Disruptions to, destruction of, improper access to, breach of, instability of, or failure to effectively maintain our information technology systems that allow our customers to use our products and services, and any associated degradations or interruptions of service could result in damage to our reputation, loss of customers, loss of revenue, regulatory or governmentalinvestigations, civil litigation, and liability for damages. Frequent or persistent interruptions, or perceptions of such interruptions whether true or not, in our products and services could cause customers to believe that our products and services are unreliable, leading them to switch to our competitors or to otherwise avoid our products and services.

We rely on other companies to provide services, including certain financial services for our platform.

We depend on certain services, such as banks and other financial institutions, to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if our service providers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner.

We provide sample legal documents like limited liability company agreements that could be challenged as the unauthorized practice of law.

We have provided and intend to continue providing sample legal documents, such as limited liability company agreements, for the purpose of assisting our members with the formation of legal entities for their investor groups, management of investments, and other related agreements. Although we will not provide legal advice to any of our members, we face the potential of such services being considered the unauthorized practice of law.

We are subject to stringent laws, rules, regulations, policies, industry standards and contractual obligations regarding data privacy and security and may be subject to additional related laws and regulations in jurisdictions into which we expand. Many of these laws and regulations are subject to change and reinterpretation and could result in claims,changes to our business practices, monetary penalties, increased cost of operations, or other harm to our bus

We are subject to a variety of federal, state, local, and non-U.S. laws, directives, rules, policies, industry standards and regulations, as well as contractual obligations, relating to privacy and the collection, protection, use, retention, security,disclosure, transfer and other processing of personal data and other data, including the Gramm-Leach-Bliley Act of 1999, Section 5(c) of the Federal Trade Commission Act and state laws such as the California Consumer Privacy Act. We will also faceparticular privacy, data security and data protection risks if we continue to expand into the EU and other jurisdictions

EU and other jurisdictions
in connection with the General Data Protection Regulation and other data protection regulations. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely
to remain uncertain for the foreseeable future. New laws, amendments to orreinterpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our
business operations, and may require us to change how we use, collect, store, transfer or otherwise processcertain types of personal data, to implement new processes to comply with those laws and our customers' exercise of their
rights thereunder, and could greatly increase the cost of providing our offerings, require significant changes to our operations, or even prevent us from providing some offerings in jurisdictions in which we currently operate and in which we might operate in the future or incur potential liability in an effort to comply with certain legislation. There is a risk
of enforcement actions inresponse to rules and regulations promulgated under the authority of federal agencies and state attorney legislatures and consumer protection agencies.

Any failure or perceived failure by us or our third-party service providers to comply with our posted privacy
policies or with anyapplicable federal, state or similar foreign laws, rules, regulations, industry standards, policies, certifications or orders relating to data privacy and security, or any compromise of security that results in the theft, unauthorized access, acquisition, use, disclosure, or misappropriation of personal data or other customer data,
could result in significant awards, fines, civil and/orcriminal penalties or judgments, proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions and
negative publicity and reputational harm, one or all of which could have an adverse effect onour reputation, business, financial conc results of operations.

State and federal securities laws are complex, and the Company could potentially be found to have not complied withall relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the
Company would have to pay to such investorsan amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer
such investors a rescission right, have sufficient funds to paythe prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering.
All communications sentare deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly
and rely only on the information providedherein and not on any statement made prior to the Offering. The communications sent to for "testing thewaters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of theOffering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGARfiling and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the
benefits available in registeredofferings, which may include access to quarterly and annual financial statements that have been audi terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of yourinvestment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determinationof an Investor's

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company'sdetermination of the Investor's sophistication and ability to assume the risk of the investment. This means that your line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of theOffering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment maycontinue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the OfferingDeadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target OfferingAmount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.Although the Securities may be tradable under federal securities law, state securities regulations may apply, and eachInvestor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain forthe Securities in a private sale. Investors should be aware of the l term nature of their investment in the Company. EachInvestor in this Offering will be required to represent that they are purchasing Securities for their own account, for investmentpurposes and not with a view to resale or distribution thereof.

The Preferred Stock may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity in amounts that are uncertain at this time, and as a consequence holders of equity securities will be subject to dilution in an unpredictable amount.Such dilution may reduce the Investor's control and/or economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a priceunfavorable to their existing investors, including the holders of the Preferred Stock. The availability of capital is at least partially afunction of capital market conditions that are beyond the control of the Company. There can be no assurance that the Companywill be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of thePreferred Stock.

There is no present market for the Preferred Stock and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Preferred Stock withreference to the general status of the securities market and other relevant factors. The Offering price for the Preferred Stock should not be considered an indication of the actual value of the securities and is not necessarily based on our asset value, networth, revenues or other established criteria of value. We cannot guarantee that the Preferred Stock can be resold at theOffering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WECONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT

YOUR INVESTMENT.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: With the $50,000 in additional capital, the funds will be used for:

92.5% - Product Development (1 additional engineering hire)

7.5% - Wefunder Fees

If we raise: **$1,000,000**

Use of Proceeds: Tribevest is going to accelerate its growth path in two ways: a) Hiring additional full-time employees to assist with Growth, b) Accelerating timeline for mobile app development.

Of the $1M additional capital, the funds will be used for the following:

30% - Marketing (Additional FTE & Expansion of Growth Budget)

50% - Product Development (Additional Engineer Hire and Acceleration of Development timeline of Mobile App)

12.5% - Operations (SaaS/Software Expense, Legal Fees, Accounting Fees)

7.5% - Wefunder Fees

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $20,000,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Tribevest Inc. is offering up to 685,636 shares of Series Seed Preferred Stock, at a price per share of $1.4585.

The campaign maximum is $1,000,000.11 and the campaign minimum is $50,000.30.

Dividends

Dividends will be paid on the Series Seed Preferred on an as-converted basis when, as, and if paid on the Common Stock.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows:

First pay the Original Purchase Price plus declared and unpaid dividends on each share of Series Seed Preferred (or, if greater, the amount that the Series Seed Preferred would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock.

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "Deemed Liquidation Event"), thereby triggering payment of the liquidation preferences described above unless the holders of at least 50% of the Series Seed Preferred elect otherwise (the "Requisite Holders").

Voting Rights

The Series Seed Preferred shall vote together with the Class A (voting) Common Stock on an as-converted basis, and not as a separate class, except (i) so long as 25% of the shares of Series Seed Preferred issued in the transaction are outstanding, the Series Seed Preferred as a separate class shall be entitled to elect 1 member of the Board of Directors (the "Preferred Director"), (ii) as required by law, and (iii) as provided in "Protective Provisions" below. The Company's Charter will provide that the number of authorized shares of Common Stock may be increased or decreased with the approval of a majority of the Preferred and Common Stock, voting together as a single class, and without a separate class vote by the Common Stock.

Protective Provisions

So long as 25% shares of Series Seed Preferred issued in the transaction are outstanding, in addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the Requisite Holders, either directly or by amendment, merger, consolidation, recapitalization, reclassification, or otherwise:

(i) liquidate, dissolve or wind-up the affairs of the Company or effect any Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Charter or Bylaws in a manner adverse to the Series Seed Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless the same ranks junior to the Series Seed Preferred with respect to its rights, preferences and privileges, or increase the authorized number of shares of Series Seed Preferred; (iv) sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets without approval of the Board of Directors; (v) purchase or redeem or pay any dividend on any capital stock prior to the Series Seed Preferred, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service, or as otherwise approved by the Board of Directors; (vi) create or authorize the creation of any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $250,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has received the prior approval of the Board of Directors; or (vii) increase or decrease the authorized number of directors constituting the Board of Directors or change the number of votes entitled to be cast by any director or directors on any matter.

Optional Conversion

The Series Seed Preferred initially converts 1:1 to Class A Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations and similar events and as described below under "Anti-dilution Provisions."

Anti-dilution Provisions

In the event that the Company issues additional securities at a purchase price less than the current Series Seed Preferred conversion price, such conversion price shall be adjusted in accordance with the following formula:

$CP2 = CP1 * (A+B) / (A+C)$

Where:

CP2 = Series Seed Conversion Price in effect immediately after new issue

CP1 = Series Seed Conversion Price in effect immediately prior to new issue

A = Number of shares of Common Stock deemed to be outstanding immediately prior to new issue (includes all shares of outstanding common stock, all shares of outstanding preferred stock on an as-converted basis, and all outstanding options on an as-exercised basis; and does not include any convertible securities converting into this round of financing)

B = Aggregate consideration received by the Company with respect to the new issue divided by CP1

C = Number of shares of stock issued in the subject transaction

The foregoing shall be subject to customary exceptions, including, without limitation, the following:

(i) securities issuable upon conversion of any of the Series Seed Preferred, or as a

(i) securities issuable upon conversion of any of the Series Seed Preferred, or as a dividend or distribution on the Series Seed Preferred; (ii) securities issued upon the conversion of any debenture, warrant, option, or other convertible security; (iii) Common Stock issuable upon a stock split, stock dividend, or any subdivision of shares of Common Stock; (iv) shares of Common Stock (or options to purchase such shares of Common Stock) issued or issuable to employees or directors of, or consultants to, the Company pursuant to any plan approved by the Company's Board of Directors, and other customary exceptions.

Mandatory Conversion

Each share of Series Seed Preferred will automatically be converted into Common Stock at the then applicable conversion rate in the event of the closing of a firm commitment underwritten public offering withgross proceeds to the Company of not less than $60,000,000, or (ii) upon the written consent of the Requisite Holders.

Representations and Warranties

Standard representations and warranties by the Company customary for its size and industry.

Counsel and Expenses

Company counsel to draft applicable documents. Each of Company and the Investors shall pay their own legal and other expenses associated with the financing.

Registrable Securities

All shares of Common Stock issuable upon conversion of the Series Seed Preferred and any other Common Stock held by the Investors will be deemed "Registrable Securities."

Demand Registration

Upon earliest of (i) five (5) years after the Closing; or (ii) six (6) months following an initial public offering ("IPO"), persons holding 50% of the Registrable Securities may request one (consummated) registration by the Company of their shares. The aggregate offering price for such registration may not be less than $15 million. A registration will count for this purpose only if (i) all Registrable Securities requested to be registered are registered, and (ii) it is closed, or withdrawn at the request of the Investors (other than as a result of a material adverse change to the Company).

Registration on Form S-3

The holders of 30% of the Registrable Securities will have the right to require the Company to register on Form S-3, if available for use by the Company, Registrable Securities for an aggregate offering price of at least $5 million. There will be no limit on the aggregate number of such Form S-3 registrations, provided that there are no more than two (2) per twelve (12) month period.

Piggyback Registration

The holders of Registrable Securities will be entitled to "piggyback" registration rights on all registration statements of the Company, subject to the right, however, of the Company and its underwriters to reduce the number of shares proposed to be registered to a minimum of 30% on a pro rata basis and to complete reduction on an IPO at the underwriter's discretion. In all events, the shares to be registered by holders of Registrable Securities will be reduced only after all other stockholders' shares are reduced.

Lock-up

Investors shall agree in connection with the IPO, if requested by the managing underwriter, not to sell or transfer any shares of Common Stock of the Company held immediately before the effective date of the IPO for a period of up to 180 days following the IPO (provided all directors and officers of the Company and 1% stockholders agree to the same lock-up).

Information Rights

Any Major Investor (who is not a competitor) will be granted access to Company facilities and personnel during normal business hours and with reasonable advance notification. The Company will deliver to such Major Investor (i) annual, quarterly, and monthly financial statements, and other information as determined by the Board of Directors; (ii) thirty days prior to the end of each fiscal year, a comprehensive operating budget forecasting the Company's revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year; and (iii) promptly following the end of each quarter an up-to-date capitalization table. A "Major Investor" means any Investor who purchases at least $250,000 of Series Seed Preferred.

Right to Participate Pro Rata in Future Rounds

All Major Investors shall have a pro rata right, based on their percentage equity

ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all options outstanding under the Company's stock plans), to participate in subsequent issuances of equity securities of the Company (excluding those issuances listed at the end of the "Anti-dilution Provisions" section of this Term Sheet and shares issued in an IPO). In addition, should any Major Investor choose not to purchase its full pro rata share, the remaining Major Investors shall have the right to purchase the remaining pro rata shares.

Matters Requiring Board Approval

The Company will not, without Board approval:

(i) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company; (ii) make any loan or advance to any person, including, any employee or director, except advances and similar expenditures in the ordinary course of business; (iii) guarantee any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business; (iv) incur any aggregate indebtedness in excess of $250,000 that is not already included in a Board-approved budget, other than trade credit incurred in the ordinary course of business; (v) hire, fire, or change the compensation of the executive officers, including approving any option grants; (vi) change the principal business of the Company, enter new lines of business, or exit the current line of business; (vii) sell, assign, license, pledge or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or (viii) enter into any corporate strategic relationship involving the payment contribution or assignment by the Company or to the Company of assets greater than $250,000.

Right of First Refusal/Right of Co-Sale (Take-Me-Along):

Company first and Investors second will have a right of first refusal with respect to any shares of capital stock of the Company proposed to be transferred by current and future employees holding 1% or more of Company Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options), with a right of oversubscription for Investors of shares unsubscribed by the other Investors. Before any such person may sell Common Stock, he will give the Investors an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the participating Investors.

Board of Directors

At the Closing, the Board of Directors shall consist of 3 members comprised of (i) a representative designated by the Investors, (ii) Zachary Bowers as the representative designated by the Class A Common Stockholders, and (iii) the person then serving as the Chief Executive Officer of the Company.

Drag Along

Holders of Preferred Stock and all current and future holders of greater than 1% of Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options) shall be required to enter into an agreement with the Investors that provides that such stockholders will vote their shares in favor of a Deemed Liquidation Event or transaction in which 50% or more of the voting power of the Company is transferred and which is approved by the Board of Directors, the Requisite Holders, and holders of a majority of the shares of Common Stock then held by employees of the Company (collectively with the Requisite Holders, the "Electing Holders"), so long as the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder's pro rata portion of any claim and the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company's stockholders in a liquidation under the Company's then-current Charter, subject to customary limitations.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

SPV Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Except as set forth in Section 1.3(a) of the attached Stock Purchase Agreement, any term of the Stock Purchase Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of at least a majority of the then-outstanding Shares. Any amendment or waiver effected in accordance with Section 6.10 of the attached Stock Purchase Agreement shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed-6 Preferred Stock	1,326,793	0	Yes
Series Seed-5 Preferred Stock	748,626	0	Yes
Series Seed-4 Preferred Stock	1,253,943	0	Yes
Series Seed-3 Preferred Stock	322,899	0	Yes
Series Seed-2 Preferred Stock	2,251,226	0	Yes
Series Seed-1 Preferred Stock	1,028,444	0	Yes
Class A Common Stock	13,500,000	6,331,000	Yes
Class B Common Stock	1,500,000	714,650	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,478,103

Describe any other rights:

Class A Common Stock: Full Economic and Voting Rights

Class B Common Stock: Full Economic and No Voting Rights

Fully Diluted Class B Share Count of 1,478,103 - allocated to Equity Plan. All Class B Shareholders are participants in the Equity Plan.

The Company has not yet authorized preferred stock. Refer to Item 13 for the rights of preferred stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the

Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Travis Smith
Issue date	12/31/19

Issue date 12/31/19

Amount	$101,919.00
Outstanding principal plus interest	$5,229.67 as of 06/30/22
Interest rate	0.0% per annum
Current with payments	Yes

There is no maturity date or interest rate associated with this loan.

Convertible Note

Issue date	11/11/18
Amount	$65,000.00
Interest rate	5.0% per annum
Discount rate	20.0%
Valuation cap	$2,500,000.00
Maturity date	05/05/21

Convertible Note

Issue date	05/08/19
Amount	$485,000.00
Interest rate	3.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	05/05/21

Two Note Holders have a $2,500,000 Valuation Cap in this Note Series, with aggregate principal balance of $145,000. One Note Holder (also included in the $2,500,000 Valuation Cap group) in this Note Series holds Pro-Rata rights with aggregate principal balance of $100,000.

Convertible Note

Issue date	04/26/21
Amount	$840,000.00
Interest rate	3.0% per annum
Discount rate	20.0%
Valuation cap	$5,500,000.00
Maturity date	01/31/22

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2019	Section 4(a)(2)		$100,000	General operations
4/2020	Section 4(a)(2)		$45,200	General operations
5/2020	Section 4(a)(2)		$185,000	General operations
4/2021	Regulation D, Rule 506(b)	Convertible Note	$840,000	General operations
9/2021	Regulation D, Rule 506(b)	SAFE	$2,495,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Travis Smith
Amount Invested	$101,919.00
Transaction type	Loan
Issue date	12/31/19
Outstanding principal plus interest	$5,229.67 as of 06/30/22
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	CEO

Since inception, related parties have borrowed funds from the Company valued at $57,545 (from Travis Smith) and $35,000 (from one of Tribevest's clients) as of December 31, 2021, and 2020, respectively. Interest is accrued annually at 0% per annum. Management expects to receive the full amount within a year.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Tribevest provides a safe, easy and transparent approach to group investing. Using our tools, people can form a tribe and invest together, in any asset class. Our platform allows tribes to create their LLC, launch their business bank account and start investing together in less than 48 hours. From legal, to banking and capital management, we've got you covered.

Tribevest is on a mission unlock the power of group investing. We've reverse engineered how the wealth invest as a group, making it safe, easy and transparent for everyone. We continue to build on that foundation so that everyone can build wealth, together.

Milestones

Tribevest LLC (the "Company") was organized in the State of Ohio on August 5, 2016. The Company converted to Tribevest Inc on January 1, 2022.

Since then, we have:

- Over 15,000 Tribevestors have started their group investing journey on our platform

- Over $30 million in capital deployed by our Tribes
- Our Tribes are investing in a big way. Average monthly deposits in 2022 are approximately $3 Million
- On track to more than 5x revenue in 2022 (not guaranteed).
- Backed by VCs like Mucker Capital, Gaingels and executives from Zillow, Dropbox and CheckFree
- Highly touted on CNBC Closing Bell and featured in Tech Crunch and MarketWatch

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $175,599 compared to the year ended December 31, 2020, when the Company had revenues of $3,501. Our gross margin was 50.24% in fiscal year 2021, compared to 55.3% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $1,916,016, including $1,853,199 in cash. As of December 31, 2020, the Company had $209,952 in total assets, including $174,952 in cash.
- *Net Loss.* The Company has had net losses of $1,057,821 and net losses of $436,309 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $1,755,841 for the fiscal year ended December 31, 2021 and $1,421,657 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,390,000 in convertibles, $2,495,000 in SAFEs, and $101,919 founder-contributed debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 16 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 10 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Tribevest Inc. cash in hand is $1,091,268, as of May 2022. Over the last three months, revenues have averaged $29,020/month, cost of goods sold has averaged $12,000/month, and operational expenses have averaged $168,800/month, for an average burn rate of $151,780 per month. Our intent is to be profitable in 18 months.

Since the date of our financials, we converted from an LLC to a C Corp.
Our average monthly revenues increased from Q4 2021's approximately $18,000/month to the previous 3 month average (3/1/22 - 5/31/22) of $29,020. We hired 4 additional full-time employees (Head of Marketing, Head of Engineering, Sr. Product Manager, Sr. Engineer) and burn rate has remained steady with the additional of the new FTEs as a result of increased revenues and cost containment efforts in order to streamline efficiency of spend.

Over the next 3 months, we expect revenues to grow to $40,000 - $45,000 per month, and by the end of the year, we anticipate revenues will grow to $80,000 - $90,000 per month. Ideally, we end 2022 and enter in to 2023 generating revenue at an annual run rate of at least $1,000,000. We expect to incur ~$400k in expenses over the next 3 months and ~$800k in expenses over the next 6 months.

We are not currently profitable as we have sizable overhead associated with our product and engineering teams. However, we do have positive unit economics as our 1-yr. LTV to CAC ratio is currently, as of 5/31/22, 1.25 (where anything over 1.00 is positive unit economics).

Based on current projections for revenue, team growth and increased operational efficiency through our acquisition channels, and assuming we raise $1.5M in this

offering, we anticipate our LTV to CAC ratio to increase between 2:1 and 3:1 by mid-late 2023. This would provide the additional margin to cover all projected overhead expenses by end of 2023, turning a small monthly profit in November/December 2023, leading to a profitable 2024 and beyond.

Tribevest has raised significant capital through the history of the company through strategic angels, syndicates, and venture capital funds. Tribevest has, as of 5/31/22, $1,091,268 of cash currently on the balance sheet. In addition to our current balance sheet and the Wefunder raise, we believe we will continue to be able to access these current investors and future new Venture Capital funds in our subsequent fundraising rounds. The timing for the Wefunder raise provides Tribevest the ability to invest sooner and drive revenue growth quicker in order to go into a Series A raise in mid-2023 with significant monthly revenue and revenue growth.

Any projections mentioned above are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Travis Smith, certify that:

(1) the financial statements of Tribevest Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Tribevest Inc. included in this Form reflects accurately the information reported on the tax return for Tribevest Inc. filed for the most recently completed fiscal year.

Travis Smith
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable

behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.tribevest.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Tribevest Stock Purchase Agreement Reg CF

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Travis Smith
- Zachary Bowers

Appendix E: Supporting Documents

- TribeVest_Term_Sheet_Reg_CF_7.18.22_CLEAN_v1.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Tribevest Stock Purchase Agreement Reg CF

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Travis Smith
- Zachary Bowers

Appendix E: Supporting Documents

- TribeVest_Term_Sheet_Reg_CF_7.18.22_CLEAN_v1.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tribevest Inc

Tribevest Inc.

By

Travis Smith

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Zachary Bowers

Cofounder & CTO
7/20/2022

Travis Smith

Founder & CEO
7/20/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.